STONELIVING SECURITIES LLC

443 North Clark · Suite 200 · Chicago, Illinois · 60654

EXEMPTION REPORT
SEC RULE 17a-5(d)(4)

5/16/16

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

StoneLiving Securities, LLC is a broker-dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended March 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Stephen Miles

Title: CEO